UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR (g) OF THE

SECURITIES EXCHANGE ACT OF 1934

PERSHING GOLD CORPORATION

(Exact name of registrant as specified in its charter)

Nevada	26-0657736
(State of incorporation or organization)	(I.R.S. Employer Identification No.)

1658 Cole Boulevard Building 6-Suite 210 Lakewood, Colorado	80401
(Address of principal executive offices)	(Zip Code)

If this Form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. ☒

If this Form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. ☐

Securities Act registration statement file number to which this form relates: N/A

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
Common Stock, par value $0.0001 per share	The NASDAQ Stock Market LLC

Securities to be registered pursuant to Section 12(g) of the Act: None

Item 1.	Description of the Registrant’s Securities.

This registration statement on Form 8-A relates to the registration of common stock, par value $0.0001 per share (the “Common Stock”), of Pershing Gold Corporation, a Nevada corporation (the “Company”, “we” or “our”) and is filed pursuant to Section 12(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), in connection with the listing of the Common Stock on The NASDAQ Stock Market LLC. The Common Stock is presently quoted on the OTC Bulletin Board. It currently trades under the symbol “PGLCD” and we anticipate the Common Stock will resume trading under the symbol “PGLC” upon listing on The NASDAQ Stock Market LLC.

As of June 30, 2015, we have issued and outstanding securities on a fully diluted, post-reverse-split basis the following:

•	Approximately 21,707,228 shares of post-reverse-split Common Stock, subject to adjustment due to the effect of rounding fractional shares into whole shares (including 756,135 shares of restricted stock granted under our equity incentive plans that have not yet vested);

•	9,425 shares of Series E Convertible Preferred Stock (“Series E Preferred Stock”), which are convertible into approximately 1,851,350 shares of post-reverse-split Common Stock;

•	Warrants to purchase approximately 3,027,755 shares of post-reverse-split Common Stock;

•	Options to purchase approximately 1,811,121 shares of post-reverse-split Common Stock;

•	Restricted Stock Units consisting of approximately 730,270 shares of post-reverse-split Common Stock.

 None of our shares of Series E Preferred Stock, warrants or options are being registered hereunder, however the Common Stock issuable upon conversion or exercise of such Series E Preferred Stock, warrants and options is being registered.

    On June 18, 2015, we completed a Reverse Stock Split of our outstanding Common Stock at a ratio of 1-for-18 (the “Reverse Stock Split”). In connection with the Reverse Stock Split, we amended our articles of incorporation to reduce the number of authorized shares of our Common Stock from 800,000,000 to 200,000,000. The number of authorized shares and the number of issued and outstanding shares of our Series E Preferred Stock were not impacted by the Reverse Stock Split, however as a result of the Reverse Stock Split each share of Series E Preferred Stock now converts into a proportionate number of post-Reverse Stock Split shares of Common Stock.

Common Stock

We are authorized to issue 200,000,000 shares of Common Stock.

The holders of our Common Stock are entitled to one vote per share. In addition, the holders of our Common Stock will be entitled to receive ratably such dividends, if any, as may be declared by our board of directors out of legally available funds; however, the current policy of our board of directors is to retain earnings, if any, for operations and growth. Upon liquidation, dissolution or winding-up, the holders of our Common Stock will be entitled to share ratably in all assets that are legally available for distribution. The holders of our Common Stock will have no preemptive, subscription, redemption or conversion rights. Holders of preferred stock have certain dividend preferences. The rights, preferences and privileges of holders of our Common Stock will be subject to, and may be adversely affected by, the rights of the holders of any series of preferred stock, which may be designated solely by action of our board of directors.

Preferred Stock

We are authorized to issue 50,000,000 shares of preferred stock.

Our board of directors is authorized, subject to any limitations prescribed by law, without further vote or action by our stockholders, to issue from time to time shares of preferred stock in one or more series. Each series of preferred stock will have such number of shares, designations, preferences, voting powers, qualifications and special or relative rights or privileges as shall be determined by our board of directors, which may include, among others, dividend rights, voting rights, liquidation preferences, conversion rights and preemptive rights.

Each share of Series E Preferred Stock is convertible into shares of the Company’s Common Stock at a post-reverse-split conversion rate of approximately 196.429 shares of Common Stock for each share of Series E Preferred, subject to certain adjustments in the event of stock dividends, stock splits and subsequent equity sales.

 The holders of the Series E Preferred Stock will vote on an as-converted basis on all matters on which the holders of the Common Stock have a right to vote. The Company may redeem all outstanding Series E Preferred Stock for cash in an amount equal to 110% of the purchase price for the Series E Preferred Stock, provided that certain conditions are met. Upon liquidation, dissolution or winding up of the Company, each holder of Series E Preferred Stock is entitled to receive the greater of: (i) 110% of the purchase price of the Series E Preferred Stock, and (ii) the amount each holder would be entitled to receive if such holder’s shares of Series E Preferred Stock were converted into Common Stock. Upon a change of control, all outstanding shares of Series E Preferred Stock will automatically convert into shares of Common Stock and the holders will also be entitled to receive a cash payment equal to 10% of the purchase price paid for the Series E Preferred Stock.

Transfer Agent

Our transfer agent is Action Stock Transfer. The transfer agent’s mailing address is 2469 E. Fort Union Blvd, Suite 214, Salt Lake City, UT 84121. Its phone number is (801) 274-1088.

Item 2.	Exhibits.

Pursuant to the Instructions as to Exhibits with respect to Form 8-A, no exhibits are required to be filed because no other securities of the Registrant are registered on The NASDAQ Stock Market LLC, and the securities registered hereby are not being registered pursuant to Section 12(g) of the Securities Exchange Act of 1934, as amended.

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

Date: June 30, 2015

PERSHING GOLD CORPORATION

By:	/s/ Eric Alexander
Eric Alexander
Vice President Finance and Controller